Exhibit 99.5

MILK MAKEUP LLC

Milk Makeup LLC

Unaudited Condensed Statements of Income and Comprehensive Income

	Six Months Ended June 30,
(In thousands)	2022	2021
Net sales	$38,548	$26,580
Cost of goods sold (exclusive of depreciation and amortization)	13,365	11,297
Selling, general and administrative	18,815	12,415
Depreciation and amortization	1,169	937
Operating income	5,199	1,931
Interest expense (income), net	21	(25)
Other expense, net	217	(64)
Income before provision for income taxes	4,961	2,020
Income tax provision	-	-
Net income	$4,961	$2,020
Comprehensive income	$4,961	$2,020

The accompanying notes are an integral part of the unaudited condensed financial statements.

Milk Makeup LLC

Condensed Balance Sheets

	June 30,	December 31,
(In thousands, except share data)	2022 (Unaudited)	2021 (Audited)
ASSETS
Current assets
Cash	$2,666	$4,417
Accounts receivable, net	6,390	1,802
Inventories	24,835	21,428
Prepaid expenses and other current assets	453	610
Prepaid supplier	387	1,051
Total current assets	34,731	29,308
Property, plant and equipment, net	5,938	4,970
Due from officers	780	774
Total assets	$41,449	$35,052

LIABILITIES, REDEEMABLE PREFERED UNITS, AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$6,590	$6,477
Tenant allowance liability	161	132
Accrued expenses and other current liabilities	6,328	6,735
Line of credit	1,500	-
Total current liabilities	14,579	13,344
Warrant liabilities	148	121
Deferred rent – non-current	1,172	1,063
Tenant allowance liability – non-current	978	1,044
Total liabilities	16,877	15,572
COMMITMENTS AND CONTINGENCIES
Redeemable Series A Preferred units, 3,843,750 units authorized, issued and outstanding as of June 30, 2022 and December 31, 2021	44,319	23,601
Redeemable Series B Preferred units, 2,272,727 units authorized, issued and outstanding as of June 30, 2022 and December 31, 2021	26,227	14,136
Redeemable Series C Preferred units, 3,515,352 units authorized, and 3,505,055 issued and June 30, 2022 and December 31, 2021	46,373	34,210
Redeemable Series D Preferred units, 1,904,208 units authorized as of June 30, 2022 and December 31, 2021, and 1,898,069 units issued and outstanding as of June 30, 2022 and December 31, 2021	30,237	27,335
Members’ Equity:
Common units, 24,069,500 units authorized as of June 30, 2022 and December 31, 2021, and 10,000,000 units issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Members’ (deficit)	(122,584)	(79,802)
Total members’ (deficit)	(122,584)	(79,802)
TOTAL LIABILITIES, REDEEMABLE PREFERRED UNITS, AND MEMBERS’ EQUITY	$41,449	$35,052

The accompanying notes are an integral part of the unaudited condensed financial statements.

Milk Makeup LLC

Unaudited Condensed Statements of Redeemable Preferred Units and Members’ Equity

(In thousands, except share and per share data)

	Redeemable Series A Preferred Units		Redeemable Series B Preferred Units		Redeemable Series C Preferred Units		Redeemable Series D Preferred Units		Common Units
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Members’ Equity	Total Members’ Equity
Balance as of December 31, 2021 (Audited)	3,843,750	$23,601	2,272,727	$14,136	3,505,055	$34,210	1,898,069	$27,335	10,000,000	$-	$(79,802)	$(79,802)
Change in redemption value of Redeemable Preferred Units	-	20,718	-	12,091	-	12,163	-	2,902	-	-	(47,874)	(47,874)
Equity-based compensation expense	-	-	-	-	-	-	-	-	-	-	131	131
Net income	-	-	-	-	-	-	-	-	-	-	4,961	4,961
Balance as of June 30, 2022	3,843,750	$44,319	2,272,727	$26,227	3,505,055	$46,373	1,898,069	$30,237	10,000,000	$-	$(122,584)	$(122,584)

	Redeemable Series A Preferred Units		Redeemable Series B Preferred Units		Redeemable Series C Preferred Units		Redeemable Series D Preferred Units		Common Units
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Members’ Equity	Total Members’ Equity
Balance as of December 31, 2020 (Audited)	3,843,750	$15,375	2,272,727	$10,000	3,505,055	$21,276	1,898,069	$20,330	10,000,000	$12,647	$(52,378)	$(39,731)
Change in redemption value of Redeemable Preferred Units	-	-	-	-	-	-	-	2,803	-	(2,803)	-	(2,803)
Equity-based compensation expense	-	-	-	-	-	-	-	-	-	-	6	6
Net income	-	-	--	-	-	-	-	-	-	-	2,020	2,020
Balance as of June 30, 2021	3,843,750	$15,375	2,272,727	$10,000	3,505,055	$21,276	1,898,069	$23,133	10,000,000	$9,844	$(50,352)	$(40,508)

The accompanying notes are an integral part of the unaudited condensed financial statements.

Milk Makeup LLC

Unaudited Condensed Statements of Cash Flows

	Six Months Ended June 30,
(In thousands)	2022	2021
Cash flows from operating activities:
Net income	$4,961	$2,020
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,169	937
Non-cash interest (income) expense	21	(7)
Loss (gain) on disposal of assets	24	(27)
Equity-based compensation	131	6
Change in operating assets and liabilities:
Accounts receivable	(4,588)	(281)
Inventories	(3,407)	367
Prepaid expenses and other current assets	821	(98)
Accounts payable	(1,900)	121
Other assets and liabilities	1,165	(1,768)
Net cash (used in) provided by operating activities	(1,603)	1,270
Cash flows from investing activities:
Purchases of property, plant, and equipment	(148)	(38)
Net cash used in investing activities	(148)	(38)
Net (decrease) increase in cash	(1,751)	1,232
Cash at beginning of period	4,417	7,207
Cash at end of period	$2,666	$8,439

Supplemental disclosure of cash flow information:
Cash paid for interest	$28	$5
Supplemental disclosures of non-cash investing and financing activities
Purchases of property, plant and equipment in accounts payable	$2,013	$229

The accompanying notes are an integral part of the unaudited condensed financial statements.

1. DESCRIPTION OF BUSINESS

Milk Makeup LLC (the “Company”) develops and sells cosmetics, skin care and other beauty products.

The Company was organized as a Limited Liability Company (LLC) under the provisions of the Delaware Limited Liability Company Act in 2014 and commenced operations in 2015. The term of the Company shall continue until terminated in accordance with the provisions of the law. Members’ personal liability for debts is generally limited similar to stockholders’ liability for corporate debts.

On November 15, 2021, Waldencast Acquisition Corp. (“Waldencast”) (NASDAQ: WALD), a special purpose acquisition company (“SPAC”), entered into an Agreement and Plan of Merger (the “Obagi Merger Agreement”) with Obagi Global Holdings Limited (“Obagi”) and an Equity Purchase Agreement (the “Milk Equity Purchase Agreement”) with the Company in transactions contemplated by the agreements (the “Business Combinations”). On July 27, 2022, the Business Combinations were completed resulting in the Company becoming a subsidiary of the combined company. Following the Business Combination, the combined company is organized in an “Up-C” structure, in which the equity interests of Obagi and the Company are held by Waldencast LP. Waldencast plc’s interests in Obagi and the Company are held through its wholly owned subsidiaries, Holdco 1 and Waldencast LP.

Waldencast acquired the Company for total consideration of approximately $310.8 million, consisting of approximately $112.5 million in cash, and $184.0 million in equity consideration, and $14.3 million in fair value of roll-over equity awards.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed financial statements are presented in U.S. dollars in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim condensed financial statements furnished reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of operations of any interim period are not necessarily indicative of the results of operations to be expected for the full fiscal year. The unaudited interim condensed financial statements should be read in conjunction with the financial statements and accompanying footnotes included in the Company’s annual financial statements for the fiscal year ended December 31, 2021 included in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022. The interim results for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022, or for any future periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include the allowance for doubtful accounts, the reserve for inventory obsolescence, and depreciation. As future events and their effects cannot be determined with precision, actual results could differ from those estimates and assumptions. Significant changes, if any, in those estimates and assumptions resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue Recognition

The Company generates revenue from the sale of cosmetics to retailers, including off-price retailers, and sales direct to consumer (“DTC”) via the Company’s website. The Company derived 95% and 94% of its gross revenue from sales to retailers, with the remainder attributed to DTC sales, during each of the six months ended June 30, 2022 and 2021.

The Company’s revenue contracts represent a single performance obligation to sell its products to its customers. The Company recognizes revenue at a point in time upon transfer of control, including passage of title to the customer and transfer of risk of loss related to the products, in an amount that reflects the consideration the Company expects to be entitled to.

For sales to retailers, transfer of control generally passes upon the pickup of goods by the retailer from the Company’s distribution center, unless the Company is responsible for shipping the goods, in which case transfer of control passes upon delivery to the retailer. For DTC sales, the Company charges credit cards in advance of shipment. Transfer of control passes upon delivery to the customer.

For sales to retailers, the Company collects cash generally in 15 to 45 days depending on the retailer. The Company has not experienced issues with collectability. For DTC sales, the Company collects cash in advance of shipment. Sales taxes imposed on DTC sales are recorded as a sales tax liability on the condensed Balance Sheet and do not impact revenue.

In measuring revenue and determining the consideration the Company is entitled to as part of a contract with a customer, the Company takes into account the related elements of variable consideration. Such elements of variable consideration include product returns and sales incentives, such as volume rebates and discounts, markdowns, margin adjustments and early-payment discounts. For the sale of goods with a right of return, the Company only recognizes revenue for the consideration it expects to be entitled to and records a sales return reserve based on prior history, known events, and projections on sales in the current period. The Company estimates sales incentives and other variable consideration using the most likely amount method and records a reserve when control of the related product is transferred to the customer. Under this method, certain forms of variable consideration are based on expected sell-through results, which requires subjective estimates. These estimates are supported by historical results as well as specific facts and circumstances related to the current period. A reserve for expected returns or sales incentives is presented as part of Accrued expenses and other current liabilities on the balance sheet. The reserve is trued up for actual results on an ongoing basis. The Company recorded a reserve for sales returns and damages of approximately $4,668 thousand and $4,726 thousand as of June 30, 2022 and December 31, 2021, respectively.

The Company’s contract assets consist of accounts receivable, net. The Company’s contract liabilities consist of cash collections from its customers prior to the delivery of products purchased for DTC sales. These contract liabilities are classified as deferred revenues and are included in the accompanying condensed balance sheet, accrued expenses and other current liabilities (reference note 4). Accounts receivable increased in the six months ended June 30, 2022 as significant amount of sales took place towards the end of the quarter. Accounts receivable decreased in 2021 primarily due to the Company’s strong efforts in collecting past due balances.

	Accounts Receivable, Net		Contract Liabilities
(In thousands)	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Beginning of period	$1,802	$5,529	$274	$129
End of period	$6,390	$1,802	$83	$274

Income Taxes

The Company is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Instead, for U.S. federal income tax purposes, taxable income of the Company is allocated to the Company’s unitholders. We are subject to certain state, local and foreign income taxes, none of which are material for the six months ended June 30, 2022.

During the six months ended June 30, 2022 and 2021, the Company did not have any unrecognized tax benefits related to uncertain tax positions. As of December 31, 2021, the Company is no longer subject to U.S. state, local, or foreign examinations by tax authorities for years before 2017.

Fair Value of Financial Instruments

The Company accounts for financial instruments in accordance with the Accounting Standards Codification (“ASC”) 820 - Fair Value Measurements and Disclosures, which provides a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The topic also establishes a hierarchy for grouping these assets and liabilities based upon the lowest level of input that is significant to the fair value measurement. The definition of each input is described below:

●	Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

●	Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3: Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument’s valuation.

As of June 30, 2022 and December 31, 2021, cash consisted of commercial bank account balances, Paypal balances, cash clearing and petty cash balance. Other financial assets and liabilities including accounts receivable, accounts payable, accrued liabilities, and advances on credit facility are carried at cost which approximates fair value because of the short-term nature of these instruments.

Concentrations

Sales directly to Sephora accounts for approximately 74% and 63% of gross revenue and sales indirectly to Sephora through major retailer distribution arrangements accounts for approximately 17% and 16% of gross revenue during the six months ended June 30, 2022 and 2021, respectively. Accounts receivable related directly to Sephora amounted to approximately 69% and 27% of accounts receivable at June 30, 2022 and December 31, 2021, respectively. Accounts receivable related indirectly to Sephora amounted to approximately 23% and 60% of accounts receivable at June 30, 2022 and December 31, 2021, respectively.

Purchases of inventory from seven manufacturers accounted for approximately 65% and 79% of total inventory receipts during the six months ended June 30, 2022 and 2021, respectively. Accounts payable related to these same manufacturers amounted to approximately 43% and 24% of accounts payable as of June 30, 2022 and December 31, 2021, respectively. There are no other concentration risks in expenditures during the six months ended June 30, 2022 or in accounts payable as of June 30, 2022.

The Company imports a substantial portion of its purchases from suppliers in other countries. Although there are a number of suppliers who could provide the Company’s products, a change in suppliers could cause a delay in purchasing and loss of sales, which could adversely affect operating results. These suppliers are subject to various political, economic, and other risks and uncertainties inherent in the countries in which they operate.

The Company maintains its cash in two commercial banks. The amounts held in these accounts may, at times, exceed federally insured limits. The Company believes there is no significant risk with respect to these deposits. The amount in excess as of June 30, 2022 and December 31, 2021 was approximately $2,166 and $3,917, respectively.

Equity Based Compensation

The Company measures and recognizes the cost of employee services received in exchange for an award of equity instruments. Equity-based compensation expenses are measured at the grant date, based on the fair value of the award, and recognized on a straight-line basis over the requisite service period. The Company has elected to account for its graded vesting options on a straight-line basis over the requisite service period for the entire award. Awards granted to non- employees are accounted for in accordance with the pronouncement addressing equity-based compensation issued to non-employees. The Company elected to account for forfeitures as they occur and to utilize the practical expedient to estimate the expected term of all awards.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842), which requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as finance or operating lease. ASU 2016-02 will be effective for fiscal years beginning after December 15, 2020. On April 8, 2020, the FASB, pursuant to ASU 2020-05, voted to defer the effective date for ASC 842 for one year. For private companies, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted.

The Company adopted the new standard on January 1, 2022 in connection with the issuance of the annual financial statements for the year ended December 31, 2022 using the modified retrospective approach. Therefore, upon adoption, the Company will recognize and measure leases without revising comparative period information or disclosures.

The Company plans to implement the transition package of three practical expedients permitted within the standard, which allows companies not to reassess whether agreements contain leases, the classification of leases, and the capitalization of initial direct costs. The Company will make an accounting policy election to recognize lease expense for leases with a term of 12 months or less on a straight-line basis over the lease term and will not recognize any right-of-use assets or lease liabilities for those leases.

The Company expects the standard to result in a material increase in long-term assets and long-term liabilities related to operating leases currently not recorded on the balance sheet. The Company is currently completing its implementation efforts and is continuing to evaluate other possible impacts of the adoption of this standard on its financial statements and related disclosures.

No other new accounting pronouncement have been recently issued or newly effective which would have or be expected to have a material impact on the Company’s unaudited condensed financial statements.

3. INVENTORIES

Inventory is comprised of the following:

	June 30,	December 31,
(In thousands)	2022	2021
Components	$7,024	$6,149
Finished goods	18,163	15,619
Inventory, gross	25,187	21,768
Less: Inventory reserve	352	340
Total inventories	$24,835	$21,428

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
(In thousands)	2022	2021
Accrued sales returns and damages	$4,668	$4,726
Accrued bonuses	1,113	1,350
Accrued payroll and other non-income taxes	419	296
Deferred revenue	83	274
Others	45	89
Accrued expenses and other current liabilities	$6,328	$6,735

5. DEBT

Line of Credit

In February 2021, the Company amended its Loan and Security Agreement and previous amendments (the “Third Amendment”) to revise the minimum EBITDA target for each reporting period under the financial covenant.

In April 2021, the Company amended its Loan and Security Agreement and previous amendments (the “Fourth Amendment”). The Fourth Amendment extended the maturity date through April 10, 2022. The Company may borrow advances under a revolving line based on inventory in an aggregate outstanding principal amount not to exceed the lesser of $8,000 thousand or the inventory borrowing base, as defined in the Fourth Amendment, and in each case inclusive of any amounts reserved under the Ancillary Services Sublimit. The Company may also borrow advances under a revolving line based on accounts receivable in an aggregate outstanding principal amount not to exceed the lesser of $5,000 thousand or the accounts receivable borrowing base, as defined in the Fourth Amendment. The Company may borrow advances in an aggregate outstanding amount, under both the inventory revolving line and the accounts receivable revolving line, not to exceed $8,000 thousand. Advances under the inventory revolving line of the Fourth Amendment bore interest at a variable annual rate equal to the greater of 0.50% above the Prime Rate then in effect or 6.00%. Advances under the accounts receivable revolving line of the Fourth Amendment bore interest at a variable annual rate equal to the greater of 0.25% above the Prime Rate then in effect or 5.50%. Prior to the Fourth Amendment, advances under the Loan and Security Agreement bore interest at a variable annual rate equal to the greater of 0.5% above the Prime Rate then in effect or 6.00%.

In November 2021, the Company amended its Loan and Security Agreement and previous amendments (the “Fifth Amendment”) to adjust the limit of amount that can be held in other bank accounts to $1,500 thousand. In March 2022, the Company amended its Loan and Security Agreement and previous amendments (the “Sixth Amendment”). The Sixth Amendment extended the maturity date through April 10, 2023. The Company may borrow advances under a revolving line based on inventory in an aggregate outstanding principal amount not to exceed the lesser of $15,000 thousand or the inventory borrowing base, as defined in the Sixth Amendment, and in each case inclusive of any amounts reserved under the Ancillary Services Sublimit. The Company may also borrow advances under a revolving line based on accounts receivable in an aggregate outstanding principal amount not to exceed the lesser of $8,000 thousand or the accounts receivable borrowing base, as defined in the Sixth Amendment. The Company may borrow advances in an aggregate outstanding amount, under both the inventory revolving line and the accounts receivable revolving line, not to exceed $15,000 thousand. Advances under the inventory revolving line of the Sixth Amendment bear interest at a variable annual rate equal to the greater of 0.50% above the Prime Rate then in effect or 5.25%. Advances under the accounts receivable revolving line of the Sixth Amendment bear interest at a variable annual rate equal to the greater of 0.25% above the Prime Rate then in effect or 4.50%.

As of June 30, 2022, the Company had outstanding borrowings under the line of credit of $1,500 thousand that did not incur any interest. As of December 31, 2021, the Company did not have any outstanding borrowings or incur any interest.

The line of credit is subject to certain financial and restrictive covenants, including but not limited to, minimum monthly EBITDA amounts, limitations on incurrence of indebtedness and liens, restrictions on affiliate transactions, restrictions on the sale or other disposition of collateral, and maintaining cash in other bank accounts. As of June 30, 2022, the Company was in full compliance with all covenants.

6. FAIR VALUE MEASUREMENTS

The Company records certain of its financial liabilities at fair value, which is defined as the price that would be paid to transfer a liability, in the principal or most advantageous market for the liability, in an orderly transaction between market participants at the measurement date. The accounting for fair value measurements must be applied to nonfinancial assets and nonfinancial liabilities that require initial measurement or remeasurement at fair value, which principally consist of intangible assets and long-lived assets for the purposes of calculating potential impairment. The Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In 2019, the Company issued Warrant Agreements giving the lender the option to purchase Redeemable Series C and Series D preferred units. The Company measured and recorded the fair value of the warrant liabilities using the Black-Scholes model. The amount was recorded as a long-term liability on the balance sheet due to the underlying redemption feature. Warrant liabilities are valued using unobservable market inputs and, as such, are considered to be level 3 inputs.

The following table presents the Company’s hierarchy for its financial liabilities measured at fair value on a recurring basis as of June 30, 2022:

(In thousands)	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant Liabilities	-	-	$148	$148
Total	-	-	$148	$148

The following table presents the Company’s hierarchy for its financial liabilities measured at fair value on a recurring basis as of December 31, 2021:

(In thousands)	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant Liabilities	-	-	$121	$121
Total	-	-	$121	$121

The following table presents the changes in fair value of the Company’s financial liabilities measured on a recurring basis, classified as Level 3, during the six months ended June 30, 2022:

(In thousands)	Six months ended June 30, 2022
Opening balance	$121
Change in fair value	27
Ending balance	$148

7.	EQUITY BASED COMPENSATION EXPENSE

The Company’s Appreciation Rights Plan (“ARP”), Incentive Rights Plan (“IRP”), and Enterprise Management Incentive (“EMI”) options for its employees and officers provide for granting of appreciation rights awards, incentive awards, and options at the discretion of the Board of Directors. Appreciation rights awards, incentive awards, and options have no voting rights. The Company measures awards using fair values as determined by the Black-Scholes model.

The total number of units that may be awarded under the ARP and EMI are 2,371,856 and 161,607 common units, respectively. Under the ARP, no awards were granted during the six months ended June 30, 2022 and 99,000 units of awards were granted during the six months ended June 30, 2021. No awards were granted under the EMI during the six months ended June 30, 2022 and 2021.

The appreciation right and option awards granted to employees and non-employees were accounted for as equity-classified awards. The awards are issued as equity appreciation rights or options in accordance with the respective award letters and may be settled in cash or units at the sole option of the Company. During the six months ended June 30, 2022 and 2021, $131 thousand and $6 thousand of equity-based compensation costs were recognized, respectively.

No awards were either reserved or granted under the IRP as of June 30, 2022.

The following summarizes the Company’s ARP, EMI, and activity for the six months ended June 30, 2022:

(In thousands, except per share data)	Appreciation Rights and Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
Balance at December 31, 2021	2,332,335	$4.65	$168	8.10
Awards granted	-	-	-	-
Awards exercised	-	-	-	-
Awards forfeited	-	-	-	-
Balance at June 30, 2022	2,332,335	$4.65	$168	7.60
Exercisable at June 30, 2022	-	$-	$-	-

As of June 30, 2022, the total unrecognized compensation cost related to unvested awards was $403 thousand and the related weighted-average period over which it is expected to be recognized is approximately 3.6 years.

8. WARRANT LIABILITIES

In conjunction with the Loan and Security Agreement (see Note 5) signed in 2019, the Company issued Warrant Agreements (the “warrants”) giving the lender the option to purchase 10,297 of Redeemable Series C Preferred Units and 6,139 of Redeemable Series D Preferred Units. The Company measured and recorded the fair value of the warrant liabilities using the Black-Scholes model. The fair value of the warrants amounted to approximately $148 thousand and $121 thousand as of June 30, 2022 and December 31, 2021, respectively, and was recorded as a long-term liability on the balance sheet due to the underlying redemption feature. In accordance with liability-classified award accounting, the Company remeasures the fair value of the warrant liabilities using the Black-Scholes model annually. Changes in fair value of the warrant liabilities are recorded in Interest expense, net.

Valuation Assumptions

The Company estimated the fair value of the warrants using the Black-Scholes model.

	Six months ended June 30, 2022	Year ended December 31, 2021
Expected term	7 years	8 years
Volatility	35.20%	50.00%
Risk-free interest rate	3.04%	1.44%
Distributions yield	0%	0%

Expected volatility: The volatility factor for the Company’s warrants was estimated using publicly available trading data, which was used to estimate the Company’s volatility, had the Company been public.

Expected distributions yield: The Company does not anticipate that distributions will be made in the near future.

Expected term: The Company’s expected term represents the contractual term as stated in the warrant agreements.

Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes model on implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

9. RELATED PARTY TRANSACTIONS

The Company receives certain administrative services from affiliated companies related through common ownership. Such amounts are management fee expenses and amounted to $60 thousand each for the six months ended June 30, 2022 and 2021.

The amounts due from officers are due and payable on July 30, 2026 or an earlier date (as defined) and July 31, 2029 or an earlier date (as defined), and bear interest rate of 1.90% per year. One officer loan bears interest at 1.7%.

The members of the company are committed to provide the necessary funding in the form of advances and capital contributions to fund the company’s operations as needed.

10. COMMITMENTS & CONTINGENCIES

The Company is at times involved in various claims and legal actions. While the Company cannot predict any final outcomes relating thereto, management believes that the outcome of current claims and legal actions will not have a material adverse impact on the financial position of the Company or the results of its operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 5, 2022, the date the financial statements were available to be issued.

On July 22, 2022, the Company granted 200,000 units under the Appreciation Rights Plan to an employee and were accounted for as equity-classified awards. These awards vest 25% upon the first anniversary date of the vesting commencement date and the remaining vest in equal monthly installments over the following three years, contingent upon continued employment or service.

On July 27, 2022, the Company completed the Business Combinations with Waldencast as discussed in Note 1.

MILK MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Milk should be read together with Milk’s audited financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 along with our unaudited financial statements as of and for the six months ended June 30, 2022 and 2021, in each case, together with related notes thereto, included elsewhere in this filing and in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this filing and in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022. Certain amounts may not foot due to rounding. Unless the context otherwise requires, all references in this section to “Milk”, “we”, “us”, and “our” refer to Milk Makeup LLC and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Milk Makeup LLC, a wholly owned subsidiary of Waldencast LP, and its subsidiaries following the consummation of the Business Combination.

Overview

We are a clean prestige makeup brand that develops and sells cruelty-free, paraben-free, and 100% vegan cosmetics, skincare and other beauty products. We generate revenue from the sale of cosmetics to retailers, including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK, as well as direct to consumer sales via the Milk website.

Business Combination

On November 15, 2021, Waldencast entered into the Obagi Merger Agreement with Obagi and the Milk Equity Purchase Agreement with Milk in transactions contemplated by such agreements, pursuant to which each of Obagi and Milk will become a subsidiary of the combined company. On July 27, 2022, the Company completed the transaction with Waldencast and Obagi.

COVID-19 Pandemic

In the six months ended June 30, 2022, the business is recovering from the COVID-19 pandemic. Store traffic rebounded in the six months ended June 30, 2022 as COVID-19 restrictions were lifted. However, the business was impacted in the six months ended June 30, 2021 and years ended December 31, 2021 and 2020 by the COVID-19 pandemic primarily through a decline in retail traffic. Domestic Sephora stores had the largest reduction in sales due to Sephora closing its U.S. stores during the rapid spread of the virus beginning in March 2020. As a result, Sephora did not replenish stores in April 2020 and maintained many closures through July 2020. The reduction of sales in Sephora’s U.S. stores continued after reopening mainly due to COVID-19 protocols, which contributed to reduced traffic in stores and demand for several product lines.

Key Components of Results of Operations

Net Sales

We derive product revenue from the sale of cosmetics to retailers, including off-price retailers, and DTC sales via our website. Product revenue is recognized point in time upon transfer of control, including passage of title to the customer and transfer of risk of loss related to the products.

Sales directly to Sephora accounts for approximately 74% and 63% of gross revenue and sales indirectly to Sephora through major retailer distribution arrangements (i.e Kohl’s and Sephora inside JCPenney) accounts for approximately 17% and 16% of gross revenue during the six months ended June 30, 2022 and 2021, respectively. Sales directly to Sephora accounts for approximately 69%, 56% and 78% of gross revenue and sales indirectly to Sephora through major retailer distribution arrangements accounts for approximately 14%, 7% and 10% of gross revenue during the year ended December 31, 2021, 2020, and 2019, respectively. We deduct customer credits for damages and returns, promotional discounts, and expected credits to be issued in the future from gross revenue. Expected credits for damages and returns are based on prior history, known events, and projections on sales in the current period.

Cost of Goods Sold (exclusive of depreciation and amortization)

Cost of goods sold includes the aggregate costs to manufacture our products, including the amounts invoiced by our third-party contract manufacturers for finished goods, as well as costs related to inbound freight to our distribution center and overhead. Costs of goods sold also includes the effect of changes in the balance of reserves for excess and obsolete inventory.

Selling, general, and administrative expenses

Selling, general, and administrative expenses consist primarily of employee-related costs, including salaries, bonuses, fringe benefits, travel and entertainment expenses, and other related costs associated with administrative services such as legal, accounting, creative, regulatory, and transaction costs related to the anticipated Business Combination. Selling, general, and administrative expenses also include outbound shipping and handling costs, product processing costs, facility costs, marketing and digital expenses, costs related to merchandising, and research and development.

Depreciation and amortization

Depreciation and amortization primarily consist of depreciation of retailer makeup gondolas. During fiscal year 2019, a determination was made to replace a majority of gondolas at U.S. Sephora stores, and as a result, depreciation was accelerated to reflect the new useful life of the gondolas. Upon being replaced in 2020, these gondolas were fully depreciated and written off.

Interest expense, net

Interest expense primarily consists of (i) the $1.3 million discount on the beneficial conversion feature of a secured convertible promissory note to Milk Series C Preferred Units in 2019; (ii) interest on advances from our line of credit and (iii) interest charged by Sephora on advances related to the 2020 birthday gift program, offset by interest income from interest on notes issued to employees. For more information, see Note 6 within our annual financial statements contained elsewhere in this filing.

Other expense, net

Other expense includes foreign currency transaction gains/losses, state income taxes, and other miscellaneous expenses.

Results of Operations

The following tables set forth our results of operations for the periods presented within our financial statements included elsewhere in this filing. The period-to-period comparison of financial results is not necessarily indicative of future results.

Comparison of the six months ended June 30, 2022 and 2021

The following table summarizes our statements of operations data:

	Six months ended June 30,		Change
(In thousands)	2022	2021	$	%
Net sales	$38,548	$26,580	$11,968	45%
Cost of goods sold (exclusive of depreciation and amortization)	13,365	11,297	2,068	18%
Selling, general, and administrative expenses	18,815	12,415	6,400	52%
Depreciation and amortization	1,169	937	232	25%
Operating income	5,199	1,931	3,268	169%
Interest expense, net	21	(25)	46	184%
Other expense, net	217	(64)	281	439%
Income before provision for income taxes	4,961	2,002	2,941	146%
Income tax provision	-	-	-	0%
Net income	$4,961	$2,002	$2,941	146%
Comprehensive income	$4,961	$2,002	$2,941	146%

Net sales

Net sales increased $12.0 million, or 45%, to $38.5 million in the six months ended June 30, 2022, from $26.6 million in the six months ended June 30, 2021. The increase was driven by volume of approximately $11.5 million and favorable average price impact of $1.7 million, partially offset by an increase in returns and damages of approximately $1.3 million attributed to expanded distribution from new retailers, such as Kohl’s.

Cost of goods sold (exclusive of depreciation and amortization)

Cost of goods sold increased $2.1 million, or 18%, to $13.4 million in the six months ended June 30, 2022, from $11.3 million in the six months ended June 30, 2021. The increase was primarily driven by volume impact of $3.7 million, however, partially offset of by lower average cost impact of $1.6 million.

Selling, general and administrative expense

SG&A expenses increased $6.4 million, or 52%, to $18.8 million in the six months ended June 30, 2022, from $12.4 million in the six months ended June 30, 2021. The increase was primarily related to increases in marketing, payroll, and facility costs of $4.8 million, which were driven by the overall increase in consumer activities impacted by the loosening of COVID-19 pandemic restrictions during the six months ended June 30, 2022. The increase was further driven by transaction costs of $1.6 million related to the Business Combination during the six months ended June 30, 2022.

Depreciation and amortization

Depreciation and amortization increased $0. 2 million, or 25%, to $1.2 million in the six months ended June 30, 2022 from $0.9 million in the six months ended June 30, 2021. The increase was concurrent with additions of new gondolas attributed to the opening of new Kohl’s stores during the six months ended June 30, 2022.

Interest expense, net

Interest expense increased $46 thousand, or 184%, to $21 thousand in interest expense for the six months ended June 30, 2022 from $25 thousand in interest income for the six months ended June 30, 2021. The increase was attributed to the increase in fair value of warrant liabilities during the six months ended June 30, 2022.

Other expense, net

Other expense increased $0.3 million, or 439%, to $0.2 million in the six months ended June 30, 2022 from $0.1 million in other income in the six months ended June 30, 2021. The increase was primarily due to foreign currency transactions.

Comparison of the years ended December 31, 2021 and 2020

The following table summarizes our statements of operations data:

	Year ended December 31,		Change
(In thousands)	2021	2020	$	%
Net sales	$47,076	$39,515	$7,561	19%
Cost of goods sold (exclusive of depreciation and amortization)	21,781	23,450	(1,669)	(7)%
Selling, general, and administrative expenses	30,764	26,559	4,205	16%
Depreciation and amortization	1,975	1,746	229	13%
Operating loss	(7,444)	(12,240)	4,796	(39)%
Interest expense, net	18	301	(283)	(94)%
Other expense, net	385	393	(8)	(2)%
Income before provision for income taxes	(7,847)	(12,934)	5,087	(39)%
Income tax provision	-	-	-	0%
Net loss	$(7,847)	$(12,934)	$5,087	(39)%
Comprehensive loss	$(7,847)	$(12,934)	$5,087	(39)%

Net sales

Net sales increased $7.6 million, or 19%, to $47.1 million in the year ended December 31, 2021, from $39.5 million in the year ended December 31, 2020. The increase was primarily driven by an increase of approximately $13.2 million due to favorable average price, partially offset by a decrease of approximately $2.2 million due to decrease in volume and an increase in returns and damages of approximately $3.4 million attributed to discontinued products and the Company’s expected exit from Sephora inside JCPenney during the year ended December 31, 2021.

Cost of goods sold (exclusive of depreciation and amortization)

Cost of goods sold decreased $1.7 million, or 7%, to $21.8 million in the year ended December 31, 2021, from $23.5 million in the year ended December 31, 2020. The decrease was primarily driven by a decrease of approximately $1.5 million in inventory write-offs and a decrease of approximately $0.9 million attributed to decrease in volume, partially offset by an increase of approximately $0.7 million due to an increase in average cost per unit.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $4.2 million, or 16%, to $30.8 million in the year ended December 31, 2021, from $26.6 million in the year ended December 31, 2020. The increase in SG&A was primarily related to increases in marketing and payroll costs for a total of $2.7 million. The increase was further driven by increases in transaction costs of $1.9 million related to the anticipated Business Combination. The increase in SG&A was partially offset by decreases in fulfilment and logistics costs of $0.4 million attributed to lower e-commerce sales resulting from the reopening of physical stores.

Depreciation and amortization

Depreciation and amortization increased $0.2 million, or 13%, to $1.9 million in the year ended December 31, 2021 from $1.7 million in the year ended December 31, 2020. The increase was primarily driven by an increase of approximately $0.5 million in depreciation expense attributed to the additions of new gondolas due to opening of new stores during the year ended December 31, 2021, partially offset by a decrease in amortization expense of $0.3 million as the intangible assets were fully amortized during the year ended December 31, 2021.

Interest expense, net

Interest expense decreased $0.28 million, or 94%, to $0.02 million in the year ended December 31, 2021 from $0.3 million in the year ended December 31, 2020. The decrease was attributed to the customer deposits made by Sephora to the Company in 2020 to fund the production of inventory to be used in a promotional program, for which the Company incurred interest expense during the year ended December 31, 2020 and not during 2021 for the same period, as they were fully settled as of December 31, 2020. The decrease was further attributed to the interest expense incurred on the line of credit during the year ended December 31, 2020 and not during 2021 for the same period, as the Company did not draw on the line of credit during the year ended December 31, 2021.

Other expense, net

Other expense decreased $8 thousand, or 2%, to $385 thousand in the year ended December 31, 2021 from $393 thousand in the year ended December 31, 2020. The decrease was primarily due to foreign currency transactions.

Comparison of Fiscal years ended December 31, 2020 and 2019

The following table summarizes our statements of operations data:

	Year ended December 31,		Change
(In thousands)	2020	2019	$	%
Net sales	$39,515	$50,811	$(11,296)	(22)%
Cost of goods sold (exclusive of depreciation and amortization)	23,450	23,379	71	0%
Selling, general, and administrative expenses	26,559	33,567	(7,008)	(21)%
Depreciation and amortization	1,746	2,536	(790)	(31)%
Operating loss	(12,240)	(8,671)	(3,569)	41%
Interest expense, net	301	1,369	(1,068)	(78)%
Other expense, net	393	918	(525)	(57)%
Income before provision for income taxes	(12,934)	(10,958)	(1,976)	18%
Income tax provision	—	—	—	0%
Net loss	$(12,934)	$(10,958)	$(1,976)	18%
Comprehensive loss	$(12,934)	$(10,958)	$(1,976)	18%

Net sales

Net sales decreased $11.3 million, or 22%, to $39.5 million in the year ended December 31, 2020 from $50.8 million in the year ended December 31, 2019. The decrease in net sales was mainly driven by the COVID-19 pandemic, with domestic Sephora stores experiencing the largest reduction in sales with respect to our products due to the closure of its United States stores as a result of the rapid spread of COVID-19 in March 2020. As a result, Sephora did not replenish stores in April 2020 and maintained many store closures through July 2020. The reduction of sales in Sephora’s United States stores continued after reopening mainly due to COVID-19 protocols, which contributed to reduced traffic in stores and demand for several product lines.

Cost of goods sold (exclusive of depreciation and amortization)

Costs of goods sold increased $0.1 million, to $23.5 million in the year ended December 31, 2020 from $23.4 million in the year ended December 31, 2019. The increase was primarily driven by the increase in cost of goods sold attributed to sales to off-price retailers of $7.5 million, partially offset by the decrease in cost of goods sold attributed to a decline in sales to other retailers of $7.5 million. The increase was also driven by inventory write-offs of $2.0 million that were incurred during the year ended December 31, 2020, which were partially offset by inventory reserve provision of $1.9 million for the year ended December 31, 2019.

Selling, general and administrative expenses

SG&A expenses decreased $7.0 million, or 21%, to $26.6 million in the year ended December 31, 2020 from $33.6 million in the year ended December 31, 2019. The decrease was primarily due to reduction in operating expenses as a result of the pandemic. Marketing expenses decreased by $5.9 million, principally due to the reduction in the number of marketing events and reduced influencer gifting. In addition, payroll expenses decreased by $1.2 million, as we laid off 30% of our staff in April 2020 due to the COVID-19 pandemic.

Depreciation and amortization

Depreciation and amortization decreased $0.8 million, or 31%, to $1.7 million in the year ended December 31, 2020 from $2.5 million in the year ended December 31, 2019. The decrease was primarily driven by $1.1 million in accelerated depreciation related to retailer makeup gondolas booked in 2019, partially offset by the depreciation expense attributed to the gondolas that were newly installed in 2020.

Interest expense, net

Interest expense decreased $1.1 million, or 78%, to $0.3 million in the year ended December 31, 2020 from $1.4 million in the year ended December 31, 2019. The decrease was primarily due to the $1.3 million discount on the beneficial conversion feature of a secured convertible promissory note to Milk Series C Preferred Units given in 2019, which we did not incur in 2020. The decrease was partially offset by interest expense of $0.2 million primarily attributed to Milk’s line of credit and customer deposits made by Sephora to Milk in 2020 to fund the production of inventory to be used in a promotional program.

Other expense, net

Other expense decreased $0.5 million, or 57%, to $0.4 million in the year ended December 31, 2020, from $0.9 million in the year ended December 31, 2019. The decrease was primarily due to one-time legal and professional fees incurred in 2019 and foreign currency transactions.

Liquidity and Capital Resources

Our liquidity requirements arise from our working capital needs, our obligations to make scheduled payments of interest on our indebtedness and our need to fund capital expenditures to support our current operations, including inventories, marketing, and payroll, and to facilitate growth and expansion. We have financed our operations and expansion by extending our line of credit through April 2023. As of June 30, 2022, we had an accumulated deficit of $122.6 million. COVID-19, which was declared a global pandemic, had a direct impact on our operations and financial performance in 2020 and 2021. Management took immediate action to secure financing and increased our cash position in response to these events.

Our primary sources of liquidity consist of cash totaling $2.7 million, our line of credit financing arrangement with an aggregate outstanding principal limit of $15.0 million and an outstanding balance of $1.5 million as of June 30, 2022, and additional equity financing in 2020, which is available for use for working capital and general business purposes, which we believe will be sufficient to provide working capital, make interest payments and make capital expenditures to support operations and facilitate growth and expansion for the next twelve months. Our principal uses of cash for the periods presented within our financial statements included elsewhere in this Form 6-K filing have been funding our operations.

The following tables summarize our cash flows for the six months ended June 30, 2022 and 2021 and for the year ended December 31, 2021, 2020, and 2019:

	Six months ended June 30,
(In thousands)	2022	2021	$ Change	% Change
Net cash (used in) provided by operating activities	$(1,603)	$1,270	$(2,873)	(226)%
Net cash used in investing activities	(148)	(38)	(110)	289%
Net cash provided by financing activities	-	-	-	-

	Year ended December 31,
(In thousands)	2021	2020	$ Change	% Change
Net cash (used in) provided by operating activities	$(1,740)	$(4,694)	$2,954	(63)%
Net cash used in investing activities	(1,050)	(6,001)	4,951	(83)%
Net cash provided (used in) by financing activities	-	10,000	(10,000)	(100)%

	Year ended December 31,
(In thousands)	2020	2019	$ Change	% Change
Net cash provided by (used in) operating activities	$(4,694)	$(20,124)	$15,430	(77)%
Net cash used in investing activities	(6,001)	(1,106)	(4,895)	443%
Net cash provided by financing activities	10,000	25,000	(15,000)	(60)%

Milk is party to a Loan and Security Agreement, dated as of October 10, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) with Pacific Western Bank, which provides us with a line of credit maturing in April 2023. The Milk Equity Purchase Agreement requires that, in connection with the closing of the transactions contemplated thereby, all amounts outstanding under the Credit Agreement be paid off, the Credit Agreement be terminated and all related liens be released in connection with the closing of the transactions contemplated by the Milk Equity Purchase Agreement.

Operating activities

Cash provided by operating activities is primarily driven by earnings from operations and changes in net working capital, defined as current assets minus current liabilities and other liabilities. Changes in net working capital are largely related to changes in account receivable, inventory and inventory reserves, prepaid and other current assets, accounts payable, and other assets and liabilities.

The decrease in cash used in operating activities for the six months ended June 30, 2022 as compared to the cash provided by operating activities in the same period during the previous year was primarily a result of the decrease in changes in net working capital of $6.3 million, partially offset by changes in net income of $3.0 million and changes in non-cash items of $0.4 million.

The decrease in cash used in operating activities for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was primarily a result of the decrease in net loss of $5.1 million and increase in changes in non-cash items of $0.6 million, partially offset by the decrease in changes in net working capital of $2.7 million.

The decrease in cash used in operating activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily a result of the increase in changes of net working capital of $20.0 million, partially offset by the increase in net loss of $2.0 million and decrease in changes in non-cash items of $2.6 million.

Investing activities

Cash used in investing activities for all periods presented is primarily related to capital expenditures. Capital expenditures are largely related to purchases of gondolas attributed to opening of new stores during the six months ended June 30, 2022 and year ended December 31, 2021 and those that were newly installed during the year ended December 31, 2020.

Financing Activities

No cash was provided by or used in financing activities during the six months ended June 30, 2022 and year ended December 31, 2021. Cash provided by our financing activities in 2020 was $10.0 million due to proceeds received from contributions from members for the purchase of 982,318 authorized Milk Series D Preferred Units during the year ended December 31, 2020.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reported periods. We employ judgment in making our estimates, but they are based on historical experience, currently available information and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates, and material changes in these estimates could occur in the future.

We believe that the following accounting policies are critical and involve a high degree of judgment. See Note 2 to our annual financial statements appearing elsewhere in this filing for a description of our other significant accounting policies.

Revenue Recognition

We adopted the new revenue accounting standard, ASC 606, Revenue from Contracts with Customers, under the modified retrospective method to all contracts as of January 1, 2019. There was no significant impact on Milk’s results of operations or financial condition upon adoption of the new standard.

We generate revenue from the sale of cosmetics to retailers, including off-price retailers, and DTC sales via our website. Our revenue contracts represent a single performance obligation to sell products to our customers. We recognize revenue at a point in time upon transfer of control, including passage of title to the customer and transfer of risk of loss related to the products, in an amount that reflects the consideration we expect to be entitled to.

For sales to retailers, transfer of control generally passes upon the pickup of goods by the retailer from our distribution center, unless we are responsible for shipping the goods, in which case transfer of control passes upon delivery to the retailer. For DTC sales, we charge credit cards in advance of shipment. Transfer of control passes upon delivery to the customer.

For sales to retailers, we collect cash generally in 15 to 45 days depending on the retailer. We have not to date experienced material issues with collectability. For DTC sales, we collect cash in advance of shipment. Sales taxes imposed on DTC sales are recorded as a sales tax liability on the balance sheet and do not impact net sales.

In measuring revenue and determining the consideration we are entitled to as part of a contract with a customer, we take into account the related elements of variable consideration. Such elements of variable consideration include product returns and sales incentives, such as volume rebates and discounts, markdowns, margin adjustments and early-payment discounts. For the sale of goods with a right of return, we only recognize revenue for the consideration we expect to be entitled to and record a sales return reserve based on prior history, known events, and projections on sales in the current period. We estimate sales incentives and other variable consideration using the most likely amount method and record a reserve when control of the related product is transferred to the customer. Under this method, certain forms of variable consideration are based on expected sell-through results, which requires subjective estimates. These estimates are supported by historical results as well as specific facts and circumstances related to the current period. A reserve for expected returns or sales incentives reduces accounts receivable on the balance sheet. The reserve is trued up for actual results on an ongoing basis.

Our contract assets consist of receivables. Our contractual liabilities consist of cash collections from our customers prior to the delivery of products purchased for DTC sales. These contractual liabilities have not been material to our financial statements.

Equity Based Compensation

The Milk Appreciation Rights Plan, the Milk Incentive Rights Plan, and the Milk Enterprise Management Incentive options for our employees and officers provide for granting of appreciation rights awards, incentive awards, and options at the discretion of the board of directors. Appreciation rights awards, incentive awards, and options have no voting rights. We measure all awards using fair values as determined by the Black-Scholes model.

Under the Milk Appreciation Rights Plan, the total number of units that may be awarded is 2,371,856 common units. Awards granted during 2021 and 2020 totaled 99,000 and 1,385,206 units, respectively. Award terms are 1 years. Awards granted in 2021 vest 25% on vesting commencement date and the remaining units vest in equal monthly installments over the following thirty-six months, contingent upon continued employment or service. Awards granted in 2020 vest in four equal 25% installments on the anniversary date of the vesting commencement date, contingent upon continued employment or service.

Under the Milk Enterprise Management Incentive, the total number of units that may be awarded is 161,607 common units. Awards granted during 2021 totaled 161,607 units. Award terms are 10 years. Awards granted in 2021 vest 25% on the first anniversary of the vesting commencement date and the remaining vest in equal monthly installments over the following three years, contingent upon continued employment or service.

The appreciation right and option awards granted to employees and non-employees were accounted for as equity-classified awards. The awards are issued as equity appreciation rights or options in accordance with the respective award letter and may be settled in cash or units at the sole option of the Company.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. Key assumptions and estimates associated with Black-Scholes inputs are as follows:

●	Fair Value of Common Stock: As our common units are not publicly traded, the fair value was determined by our management, with input from valuation reports prepared by third-party valuation specialists. Stock-based compensation for financial reporting purposes is measured based on updated estimates of fair value when appropriate, such as when additional relevant information related to the estimate becomes available in a valuation report issued as of a subsequent date.

●	Expected Dividend Yield: We have not historically declared or paid dividends and do not anticipate that distributions will be made in the near future. As a result, an expected dividend yield of zero percent was used.

●	Expected Volatility: The volatility factor for our unit-based options was estimated using publicly available trading data, which was used to estimate our volatility, had we been public.

●	Expected Term: Our expected term represents the period that the awards are expected to be outstanding and was determined as a function of contractual terms of the unit-based awards and vesting schedules. We use the simplified method of calculation for estimating expected term.

●	Risk-Free Interest Rate: We base the risk-free interest rate used in the Black-Scholes model on implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Common Unit Valuations

Given the absence of a public trading market for our common units, and in accordance with the AICPA Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common units, including:

●	Independent third-party valuations of our common units;

●	The prices at which we sold our common units to outside investors in arms-length transactions;

●	Our results of operations, financial position, and capital resources;

●	Industry outlook;

●	The lack of marketability of our common units;

●	The fact that the option grants involve illiquid securities in a private company;

●	The likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions;

●	The history and nature of our business, industry trends, and competitive environment; and
●	General economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.

In valuing our common units, the fair value of our business, or enterprise value, was determined using the market approach. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business, the subject company transaction method, the backsolve method, and secondary transactions of our equity interests. From the comparable companies method, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. From the subject company transaction method, in this particular instance, an estimate of our market value was determined based on an offer to purchase the company and the likelihood of said transaction being consummated. The Backsolve Method “backsolves” to a value of a company based on its shares sold in a recent, arm’s length priced equity round of financing. The market approach also includes consideration of the transaction price of secondary sales of our equity interests by investors.

Application of these approaches involves the use of estimates, judgment, and assumptions that may be highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common units.

Recently Adopted Accounting Pronouncements

See Note 2 to our annual financial statements included elsewhere in this filing and in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022 for more information regarding recently issued accounting pronouncements.

Qualitative and Quantitative Disclosures about Market Risk

We have in the past and may in the future be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of our business. Currently, these risks are not material to our financial condition or results of operations, but they may be in the future. In particular, upon the consummation of the Business Combination, we expect our exposure to foreign currency translation and transaction risk to increase. See the section of this filing entitled “Obagi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”